Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the First Meeting of the Fifth Session of the Board of

Directors of China Life Insurance Company Limited

The first meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on May 28, 2015 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated May 19, 2015. Out of the eight directors who should attend the Meeting, seven directors attended the Meeting in person, including Yang Mingsheng and Lin Dairen, executive directors of the Company; Miao Jianmin and Wang Sidong, non-executive directors of the Company; and Anthony Francis Neoh and Chang Tso Tung, Stephen, independent non-executive directors of the Company; Huang Yiping, independent non-executive director of the Company, participated the Meeting by means of communication; Zhang Xiangxian, non-executive director of the Company was on leave for business and authorized in writing, non-executive director Wang Sidong to act on his behalf and cast the votes for him. Members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

Executive director Lin Dairen presided the review of the Proposal on the Election of Mr. Yang Mingsheng as the Chairman of the Fifth Session of the Board of the Company. Yang Mingsheng, as the elected Chairman, presided the review of other proposals at the Meeting. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Passed the Proposal on the Election of Mr. Yang Mingsheng as the Chairman of the Fifth Session of the Board of the Company

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Passed the Proposal on the Composition of the Special Committees of the Fifth Session of the Board of the Company

Audit Committee: the Audit Committee will be comprised of independent non-executive directors Drake Pike, Chang Tso Tung, Stephen and Huang Yiping. Mr. Drake Pike serves as the Chairman.

Nomination and Remuneration Committee: the Nomination and Remuneration Committee will be comprised of independent non-executive director Chang Tso Tung, Stephen, non-executive director Miao Jianmin, and independent non-executive director Drake Pike. Mr. Chang Tso Tung, Stephen serves as the Chairman.

Risk Management Committee: the Risk Management Committee will be comprised of independent non-executive director Anthony Francis Neoh, non-executive directors Zhang Xiangxian and Liu Jiade, and executive director Xu Hengping. Mr. Anthony Francis Neoh serves as the Chairman.

Strategy and Investment Decision Committee: the Strategy and Investment Decision Committee will be comprised of independent non-executive director Huang Yiping, non- executive director Wang Sidong, executive directors Lin Dairen and Xu Haifeng, and independent non- executive director Anthony Francis Neoh. Mr. Huang Yiping serves as the Chairman.

Note: The qualifications of Xu Hengping, Xu Haifeng, Liu Jiade and Drake Pike as directors are subject to the approval of the CIRC.

Voting result: 8 for, 0 against, with no abstention

3.	Passed the Proposal on Nominating Mr. Xiao Jianyou as the Assistant to President of the Company

The Board approved after review the appointment of Mr. Xiao Jianyou as the Assistant to President of the Company. Please refer to the appendix hereto for the biography of Mr. Xiao Jianyou.

Voting result: 8 for, 0 against, with no abstention

4.	Passed the Proposal on the Solvency Test Report of the Company for the Year 2014 (Solvency II)

Voting result: 8 for, 0 against, with no abstention

5.	Passed the Proposal on the Adjustments to the Designated Candidates for the Board of Directors of China Life Asset Management Company Limited

Voting result: 8 for, 0 against, with no abstention

6.	Passed the Proposal on the Adjustments to the Designated Candidates for the Board of Directors of China Life Property and Casualty Insurance Company Limited

Voting result: 8 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

May 28, 2015

Commission File Number 001-31914

Appendix:

Biography of Mr. Xiao Jianyou

Mr. Xiao Jianyou, male, was born in September 1968. Mr. Xiao Jianyou has been the General Manager of the Company’s Jiangsu Branch since January 2014. From April 2013 to January 2014, he was the Vice General Manager (in charge of the management work) at the Company’s Jiangsu Branch. From 2006 to 2013, he held various positions at the Company, including the Vice General Manager, Assistant to General Manager and Marketing Director of Jiangsu Branch and General Manager and Vice General Manager of Taizhou Branch. Before that, Mr. Xiao held various other positions at the Company’s Jiangsu Branch, including Deputy Manager of the Marketing Department and Management Department, Assistant to General Manager, Vice General Manager (in charge of the management work) and General Manager of the Individual Insurance Department. In 1991, Mr. Xiao graduated from Jiangxi Traditional Chinese Medicine College, and received a bachelor of medicine at Jiangxi Traditional Chinese Medicine College and a bachelor of law at Nanjing University, respectively. Mr. Xiao is a senior economist.

Board of Directors of China Life Insurance Company Limited

May 28, 2015